UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Credo Petroleum Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

225439207

(CUSIP Number)

Alford B. Neely

1801 Broadway, Suite 900

Denver, Colorado 80202

303-297-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225439207

1.	Names of Reporting Persons Robert J. Raymond

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,837,000*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,837,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 17.5%*

14.	Type of Reporting Person (See Instructions) IN

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership. The Issuer reported 9,330,536 shares of Common Stock outstanding as of May 31, 2008, as reported in that certain Company Stock Purchase Agreement, dated June 3, 2008, by and between Issuer and RCH Fund II attached to Issuer’s Current Report on Form 8-K filed on June 5, 2008.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the 1,150,000 newly issued common shares were added to the 9,330,536 shares of Common Stock outstanding as of May 31, 2008, amounting to a total of 10,480,536 shares.

CUSIP No. 225439207

1.	Names of Reporting Persons RR Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,837,000*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,837,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 17.5%*

14.	Type of Reporting Person (See Instructions) OO

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008.  Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership. The Issuer reported 9,330,536 shares of Common Stock outstanding as of May 31, 2008, as reported in that certain Company Stock Purchase Agreement, dated June 3, 2008, by and between Issuer and RCH Fund II attached to Issuer’s Current Report on Form 8-K filed on June 5, 2008.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the 1,150,000 newly issued common shares were added to the 9,330,536 shares of Common Stock outstanding as of May 31, 2008, amounting to a total of 10,480,536 shares.

CUSIP No. 225439207

1.	Names of Reporting Persons RCH Energy Opportunity Fund II GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,150,000*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,150,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 11.0%*

14.	Type of Reporting Person (See Instructions) PN

* RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Fund II”), purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008. Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership. The Issuer reported 9,330,536 shares of Common Stock outstanding as of May 31, 2008, as reported in that certain Company Stock Purchase Agreement, dated June 3, 2008, by and between Issuer and RCH Fund II attached to Issuer’s Current Report on Form 8-K filed on June 5, 2008.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the 1,150,000 newly issued common shares were added to the 9,330,536 shares of Common Stock outstanding as of May 31, 2008, amounting to a total of 10,480,536 shares.

CUSIP No. 225439207

1.	Names of Reporting Persons RCH Energy Opportunity Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,150,000*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,150,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 11.0%*

14.	Type of Reporting Person (See Instructions) PN

* RCH Energy Opportunity Fund II, L.P. (“RCH Fund II”) purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008. Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership. The Issuer reported 9,330,536 shares of Common Stock outstanding as of May 31, 2008, as reported in that certain Company Stock Purchase Agreement, dated June 3, 2008, by and between Issuer and RCH Fund II attached to Issuer’s Current Report on Form 8-K filed on June 5, 2008.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the 1,150,000 newly issued common shares were added to the 9,330,536 shares of Common Stock outstanding as of May 31, 2008, amounting to a total of 10,480,536 shares.

CUSIP No. 225439207

1.	Names of Reporting Persons RCH Energy Opportunity Fund III GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 687,000*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 687,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 687,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.6%*

14.	Type of Reporting Person (See Instructions) PN

* RCH Energy Opportunity Fund II, L.P. (“RCH Fund II”) purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008. Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership. The Issuer reported 9,330,536 shares of Common Stock outstanding as of May 31, 2008, as reported in that certain Company Stock Purchase Agreement, dated June 3, 2008, by and between Issuer and RCH Fund II attached to Issuer’s Current Report on Form 8-K filed on June 5, 2008.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the 1,150,000 newly issued common shares were added to the 9,330,536 shares of Common Stock outstanding as of May 31, 2008, amounting to a total of 10,480,536 shares.

CUSIP No. 225439207

1.	Names of Reporting Persons RCH Energy Opportunity Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 687,000*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 687,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 687,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.6%*

14.	Type of Reporting Person (See Instructions) PN

* RCH Energy Opportunity Fund II, L.P. (“RCH Fund II”) purchased 1,150,000 shares of newly issued common stock (“Common Stock”) of Credo Petroleum Corporation (the “Issuer”) and purchased 687,000 shares of Common Stock from certain directors of the Issuer on July 3, 2008. Also on July 3, 2008 and immediately subsequent to such purchases, RCH Fund II sold 687,000 shares of Common Stock to RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership. The Issuer reported 9,330,536 shares of Common Stock outstanding as of May 31, 2008, as reported in that certain Company Stock Purchase Agreement, dated June 3, 2008, by and between Issuer and RCH Fund II attached to Issuer’s Current Report on Form 8-K filed on June 5, 2008.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the 1,150,000 newly issued common shares were added to the 9,330,536 shares of Common Stock outstanding as of May 31, 2008, amounting to a total of 10,480,536 shares.

Item 1.           Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.10 per share (the “Shares”), of Credo Petroleum Corporation, a Colorado corporation (the “Issuer”), whose principal executive offices are located at 1801 Broadway, Suite 900, Denver, Colorado 80202.

Item 2.           Identity and Background

(a)-(c)                This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i)                                     Robert J. Raymond

Robert J. Raymond’s principal business is to be the sole member of RR Advisors.

(ii)                                  RR Advisors, LLC, a Delaware limited liability company (“RR Advisors”)

RR Advisors is an investment advisor whose principal business is to act as the general partner and direct the investment activities of certain limited partnerships and serve the limited partners of said limited partnerships, including institutional, corporate, government and high-net worth clients.

(iii)                               RCH Energy Opportunity Fund II GP, L.P., a Delaware limited partnership (“RCH Energy Opportunity Fund II GP”)

RCH Energy Opportunity Fund II GP was formed to act as the general partner of RCH Energy Opportunity Fund II and owns a 0.1% interest in RCH Energy Opportunity Fund II.

(iv)                              RCH Energy Opportunity Fund II, L.P., a Delaware limited partnership (“RCH Energy Opportunity Fund II”)

RCH Energy Opportunity Fund II is a private investment partnership formed primarily to invest in, acquire, hold, manage and dispose of certain investments.

(v)                                 RCH Energy Opportunity Fund III GP, L.P., a Delaware limited partnership (“RCH Energy Opportunity Fund III GP”)

RCH Energy Opportunity Fund III GP was formed to act as the general partner of RCH Energy Opportunity Fund III.

(vi)                              RCH Energy Opportunity Fund III, L.P., a Delaware limited partnership (“RCH Energy Opportunity Fund III”)

RCH Energy Opportunity Fund III is a private investment partnership formed primarily to invest in, acquire, hold, manage and dispose of certain investments.

Each of Robert J. Raymond, RR Advisors, RCH Energy Opportunity Fund II GP, RCH Energy Opportunity Fund II, RCH Energy Opportunity Fund III GP and RCH Energy Opportunity Fund III are together referred to as the “Reporting Persons.”  The business address of each of the Reporting Persons is 200 Crescent Court, Suite 1060, Dallas, Texas 75201.

(d) – (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Robert J. Raymond is a citizen of the United States.

The Reporting Persons have entered into a Joint Filing Statement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated herein by reference. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Pursuant to that certain Company Stock Purchase Agreement, dated June 3, 2008, by and between the Issuer and RCH Energy Opportunity Fund II, RCH Energy Opportunity Fund II purchased 1,150,000 Shares of newly issued common stock from the Issuer in consideration for, among other things, the purchase price of $16,675,000 in cash paid upon closing, which occurred on July 3, 2008.

Concurrent with the July 3, 2008 closing of the Company Stock Purchase Agreement, RCH Energy Opportunity Fund II purchased an additional 687,000 Shares from certain directors of the Issuer in consideration for, among other things, the purchase price of $9,961,500 pursuant to that certain Stock Purchase Agreement (the “Director Stock Purchase Agreement”), dated June 3, 2008, by and among RCH Energy Opportunity Fund II and those certain directors party thereto.

Also on July 3, 2008 and immediately subsequent to RCH Energy Opportunity Fund II’s purchase of the 687,000 Shares pursuant to the Director Stock Purchase Agreement, RCH Energy Opportunity Fund III purchased said 687,000 Shares from RCH Energy Opportunity Fund II in consideration for, among other things, the purchase price of $9,961,500 pursuant to that certain Stock Purchase Agreement (“Inter-Fund Stock Purchase Agreement”), dated July 3, 2008, by and between RCH Energy Opportunity Fund II and RCH Energy Opportunity Fund III.

Both RCH Energy Opportunity Fund II and RCH Energy Opportunity Fund III funded their respective Share acquisitions with capital called from their respective limited partners.

Item 4.           Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Shares reported herein solely for investment purposes.  Subject to that certain standstill provision in the Company Stock Purchase Agreement whereby RCH Energy Opportunity Fund II and its affiliates are obligated to refrain from purchasing additional Shares for a 24-month period, the Reporting Persons may make additional purchases of Shares either in the open market or in private transactions, depending on the Reporting Person’s business, prospects and financial condition, the market for the Shares, general economic conditions, stock market conditions and other future developments.  The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)                                  None.

(b)                                 None.

(c)                                  None.

(d)                                 In connection with RCH Energy Opportunity Fund II’s acquisition of Common Stock and in accordance with the Company Stock Purchase Agreement, the Issuer’s board of directors was expanded to seven members and now includes two directors nominated by RCH Energy Opportunity Fund II, W. Mark Meyer and John A. Rigas.

(e)                                  None.

(f)                                    None.

(g)                                 None.

(h)                                 None.

(i)                                     None.

(j)                                     Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  Subject to the standstill provision in the Company Stock Purchase Agreement discussed in the first paragraph of this Item 4 above, the Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.           Interest in Securities of the Issuer

(a)-(b)    (1)  Robert J. Raymond does not directly own any securities of the Issuer.  Robert J. Raymond is the sole member of RR Advisors, which is the general partner of (i) RCH Energy Opportunity Fund II GP, which is the general partner of RCH Energy Opportunity Fund II and (ii) RCH Energy Opportunity Fund III GP, which is the general partner of RCH Energy Opportunity Fund III; therefore Robert J. Raymond may be deemed to possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Energy Opportunity Fund II and RCH Energy Opportunity Fund III, representing an aggregate of 1,837,000 Shares (17.5%).

(2)  RR Advisors does not directly own any securities of the Issuer.  RR Advisors is the general partner of (i) RCH Energy Opportunity Fund II GP, which is the general partner of RCH Energy Opportunity Fund II and (ii) RCH Energy Opportunity Fund III GP, which is the general partner of RCH Energy Opportunity Fund III; therefore RR Advisors may be deemed to indirectly possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Energy Opportunity Fund II and RCH Energy Opportunity Fund III, representing an aggregate of 1,837,000 Shares (17.5%).

(3)  RCH Energy Opportunity Fund II GP does not directly own any securities of the Issuer.  RCH Energy Opportunity Fund II GP is the general partner of RCH Energy Opportunity Fund II; therefore RCH Energy Opportunity Fund II GP may be deemed to indirectly possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Energy Opportunity Fund II, representing an aggregate of 1,150,000 Shares (11.0%).

(4)  RCH Energy Opportunity Fund III GP does not directly own any securities of the Issuer.  RCH Energy Opportunity Fund III GP is the general partner of RCH Energy Opportunity Fund III; therefore RCH Energy Opportunity Fund III GP may be deemed to indirectly possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Energy Opportunity Fund III, representing an aggregate of 687,000 Shares (6.6%).

(5)  RCH Energy Opportunity Fund II directly owns a total of 1,150,000 Shares (11.0%), all of which were purchased under the Company Stock Purchase Agreement.

(6)  RCH Energy Opportunity Fund III directly owns a total of 687,000 Shares (6.6%), all of which were purchased under the Inter-Fund Stock Purchase Agreement.

To the knowledge of the Reporting Persons, no individual listed on Schedule 1 beneficially owns any Shares.

(c)   No transactions in Shares were effected by the Reporting Persons, or to their knowledge, by any of the persons listed on Schedule 1 hereto, during the past sixty days except for those transactions pursuant to the Company Stock Purchase Agreement, the Director Stock Purchase Agreement and the Inter-Fund Stock Purchase Agreement.  See Item 3 above for more information on these transactions.

(d)   To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Shares owned by the Reporting Persons.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Statement

The Reporting Persons have entered into a Joint Filing Statement, dated the date hereof, a copy of which is filed with this Schedule 13D (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Company Stock Purchase Agreement

Pursuant to that certain Company Stock Purchase Agreement, dated June 3, 2008, by and between the Issuer and RCH Energy Opportunity Fund II, RCH Energy Opportunity Fund II purchased 1,150,000 Shares of newly issued common stock from the Issuer in consideration for, among other things, the purchase price of $16,675,000 in cash paid upon closing, which occurred on July 3, 2008.

Director Stock Purchase Agreement

Pursuant to that certain Stock Purchase Agreement, dated June 3, 2008, by and among RCH Energy Opportunity Fund II and those certain directors party thereto, RCH Energy Opportunity Fund II purchased 687,000 Shares from certain directors of the Issuer in consideration for, among other things, the purchase price of $9,961,500 in cash paid upon closing, which occurred on July 3, 2008.

Inter-Fund Stock Purchase Agreement

Pursuant to that certain Stock Purchase Agreement, dated July 3, 2008, by and between RCH Energy Opportunity Fund II and RCH Energy Opportunity Fund III, RCH Energy Opportunity Fund III purchased 687,000 Shares from RCH Energy Opportunity Fund II in consideration for, among other things, the purchase price of $9,961,500 in cash paid upon closing, which occurred on July 3, 2008.

Registration Rights Agreement

In connection with the transactions under the Company Stock Purchase Agreement, the Issuer entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated July 3, 2008, with RCH Energy Opportunity Fund II pursuant to which RCH Energy Opportunity Fund II has the right to require the Issuer to register the resale of the Shares purchased pursuant to the Company Stock Purchase Agreement and the Director Stock Purchase Agreement under the Securities Act of 1933, as amended, in certain circumstances.  The Registration Rights Agreement also requires the Issuer to provide holders of such Shares with “piggyback” registration rights in certain circumstances.  Pursuant to the Inter-Fund Stock Purchase Agreement, RCH Energy Opportunity Fund III was assigned registration rights under the Registration Rights Agreement with respect to the Shares it purchased pursuant to such Inter-Fund Stock Purchase Agreement.

References to, and descriptions of, the Company Stock Purchase Agreement, as set forth in this Item 6 are qualified in their entirety by reference to the Company Stock Purchase Agreement filed as Exhibit 10.1 to the Issuers Current Report on Form 8-K filed on June 5, 2008, which is incorporated in its entirety in this Item 6.

References to, and descriptions of, the Director Stock Purchase Agreement, as set forth in this Item 6 are qualified in their entirety by reference to the Director Stock Purchase Agreement filed as Exhibit 99.1 to the Issuers Current Report on Form 8-K filed on June 5, 2008, which is incorporated in its entirety in this Item 6.

References to, and descriptions of, the Registration Rights Agreement, as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 10.1 to the Issuers Current Report on Form 8-K filed on July 10, 2008, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Statement (filed herewith).

99.2	Company Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on June 5, 2008).

99.3	Director Stock Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on June 5, 2008).

99.4	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on July 10, 2008).

99.5	Inter-Fund Stock Purchase Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 14, 2008

/s/ Robert J. Raymond
ROBERT J. RAYMOND

RR ADVISORS, LLC

By:	/s/ Robert J. Raymond
Robert J. Raymond
Sole Member

RCH ENERGY OPPORTUNITY FUND II GP,
L.P.

By:	RR Advisors, LLC, its general partner

	By:	/s/ Robert J. Raymond
Robert J. Raymond
Sole Member

RCH ENERGY OPPORTUNITY FUND II, L.P.

By:	RCH Energy Opportunity Fund II GP, L.P., its general partner

By: RR Advisors, LLC, its general partner

	By:	/s/ Robert J. Raymond
Robert J. Raymond
Sole Member

RCH ENERGY OPPORTUNITY FUND III GP,
L.P.

By:	RR Advisors, LLC, its general partner

	By:	/s/ Robert J. Raymond
Robert J. Raymond
Sole Member

RCH ENERGY OPPORTUNITY FUND III,
L.P.

By:	RCH Energy Opportunity Fund III GP, L.P., its general partner

By: RR Advisors, LLC, its general partner

	By:	/s/ Robert J. Raymond
Robert J. Raymond
Sole Member

Schedule 1

Listed Persons

(As of July 14, 2008)

Executive Officers of RR Advisors, LLC

Name:  Robert J. Raymond

Principal Occupation:  Sole Member

Citizenship:  United States

Amount Beneficially Owned:  100%

Name:  W. Mark Meyer

Principal Occupation:  President

Citizenship:  United States

Amount Beneficially Owned:  0%

Name:  John A. Rigas

Principal Occupation:  Vice President

Citizenship:  United States

Amount Beneficially Owned:  0%

General Partner of RCH Energy Opportunity Fund II GP, L.P.

RR Advisors, LLC

General Partner of RCH Energy Opportunity Fund II, L.P.

RCH Energy Opportunity Fund II GP, L.P.

General Partner of RCH Energy Opportunity Fund III GP, L.P.

RR Advisors, LLC

General Partner of RCH Energy Opportunity Fund III, L.P.

RCH Energy Opportunity Fund III GP, L.P.

* Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares.

EXHIBIT INDEX

99.1	Joint Filing Statement (filed herewith).

99.2	Company Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on June 5, 2008).

99.3	Director Stock Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on June 5, 2008).

99.4	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on July 10, 2008).

99.5	Inter-Fund Stock Purchase Agreement (filed herewith).